U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person:
  Milagro Holdings, Inc., 57 West 200 South, #310, Salt Lake City, UT 84111

2.  Date of Event Requiring Statement (Month/Date/Year):
     1/18/00

3.  IRS or Social Security Number of Reporting Person (Voluntary):


4.  Issuer Name and Ticker or Trading Symbol:
                      ENG Enterprises, Inc.              EGEI

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title:

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X ) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security:

2. Amount of Securities Beneficially Owned:  24,000,000

3. Ownership Form: Direct(D)or Indirect(I):  D

4.  Nature of Indirect Beneficial Ownership:

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:

2. Date Exercisable (Month/Day/Year):
   Expiration Date(Month/Day/Year):

3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person: /S/ Howard Oveson, President

Date: 4/18/00